Exhibit 99.3

Algonquin Power & Utilities Corp. Announces Increased Investment by Emera and Approval of Georgia Natural Gas Distribution Acquisition

OAKVILLE, ON, Feb. 22, 2013 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) is pleased to announce that it has received all federal and state regulatory approvals required to complete the acquisition of the regulated natural gas distribution utility assets located in Georgia. The acquisition was originally announced in August 2012.

The regulated natural gas distribution utility provides natural gas service to approximately 64,000 customers in Georgia.

Closing of the acquisition is expected to occur on or about April 1, 2013. Total consideration for the transaction, originally estimated at U.S. $140.7 million, represents a multiple of net regulatory assets of approximately 1.1x. The final purchase price is subject to closing adjustments including final determination of net regulatory assets acquired on the date of closing.

The cost of the acquisition will be funded using approximately 50% each of equity and debt. In connection with this acquisition, Emera has agreed to acquire subscription receipts for 3,960,000 common shares of APUC at a price of $7.40 representing total proceeds of approximately $29 million. These shares are being issued in the context of the existing Strategic Investment Agreement which contemplates Emera’s investment in APUC of up to 25%. The debt portion of the acquisition is expected to be arranged under Liberty Utilities’ existing long term bond platform.

“We are pleased to have achieved this significant step in the approval process for the acquisition of another high quality regulated distribution utility and are looking forward to doing business in Georgia’s supportive regulatory environment,” commented Ian Robertson, Chief Executive Officer of APUC. “We are also happy to continue building on the long term strategic relationship we have with Emera.”

“Algonquin has a proven growth strategy which complements Emera’s long term growth strategy,” stated Chris Huskilson Chief Executive Officer of Emera Inc. “Our 25% interest in Algonquin represents a meaningful investment for Emera shareholders in a growth focused power and utility corporation.”

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified $3.0 billion portfolio of regulated and non-regulated utilities in North America. The company’s regulated utility business is committed to provide water, electricity and natural gas utility services to over 465,000 customers through a nationwide portfolio of regulated generation, transmission and distribution utility systems. The company’s non-regulated electric generation subsidiary owns or has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin Power & Utilities Corp. delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN and AQN.PR.A respectively. Visit Algonquin Power and Utilities at (www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report and quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information: Algonquin Power & Utilities Corp. Kelly Castledine Investor Relations (905) 465-4500

CO: Algonquin Power & Utilities Corp.

CNW 08:37e 22-FEB-13